

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Nimesh Patel
Chief Executive Officer
AMCI Acquisition Corp. II
600 Steamboat Road
Greenwich, Connecticut 06830

Re: AMCI Acquisition Corp. II
Amendment No. 6 to Registration Statement on Form S-4
Exhibit Nos. 10.12-10.17, 10.19-10.25, 10.37-10.39, 10.43
Filed January 10, 2023
File No. 333-264811

Dear Nimesh Patel:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance